Material Fact

Projections 2025

Itaú Unibanco Holding S.A. ("Itaú Unibanco" or "Company"), in compliance with the provisions of Article 157, paragraph 4 of Law No. 6,404/76 and Resolution No. 44/21 of the Brazilian Securities and Exchange Commission (CVM), informs its stockholders and the market in general that it released as of this date its projections for the year 2025 in accordance with item 3 ("Projections") of the Reference Form.

	Consolidated (Res. 4,966 criteria)
Total credit portfolio[1]	Growth between 4.5% and 8.5%
Financial margin with clients	Growth between 7.5% and 11.5%
Financial margin with the market	Between R$1.0 bn and R$3.0 bn
Cost of credit[2]	Between R$34.5 bn and R$38.5 bn
Commissions and fees and results from insurance operations[3]	Growth between 4.0% and 7.0%
Non-interest expenses	Growth between 5.5% and 8.5%
Effective tax rate	Between 27.0% and 29.0%

(1) Includes financial guarantees provided and private securities; (2) Composed of results from loan losses, impairment and discounts granted; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

It is important to mention that, as of February 2025, the company considers a cost of capital of around 15.0% p.y. in the management of its businesses.

Information on outlooks for the business, projections, and operational and financial goals are solely forecasts, based on management's current outlook in relation to the future of Itaú Unibanco. These expectations are highly dependent on market conditions, the general economic performance of the country, of the sector and the international markets. Therefore, our effective results and performance may differ from those forecasted in this prospective information.

São Paulo - SP, February 05, 2025.

Gustavo Lopes Rodrigues

Investor Relations Officer